SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form N-SAR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VelaTel Global Communications, Inc.

Full Name of Registrant:

Former Name if Applicable

5950 La Place Court, Suite 160

Address of Principal Executive Office (Street and Number)

Carlsbad, California 92008

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Registrant is unable to file its Form 10-Q for the period ended September 30, 2013 in a timely manner because Registrant is unable to complete its financial statements by the time required for Registrant to timely file this Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kenneth Hobbs	(760)	230-8986
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes    ☐ No

Registrant’s Form 10-K for the period ended December 31, 2012 was accepted for filing by the Commission on May 17, 2013 and was filed by the Commission on May 20, 2013.  Registrant’s Form 10-Q for the period ended March 31, 2013 was accepted for filing by the Commission on June 13, 2013 and was filed by the Commission on June 14, 2013.  Registrant’s Form 10-Q for the period ended June 30, 2013 was accepted for filing and was filed by the Commission on August 19, 2013.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VelaTel Global Communications, Inc.
(Name of Registrant as Specified in Charter)

Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2013	By:	/s/ Kenneth Hobbs General Counsel and Secretary